Exhibit 12.2
National Health Realty
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31
	2006	2005

Earnings:
Pretax income	$12,407	$11,277
Minority interest adjustment	1,512	1,376
Equity earnings adjustment	53	—
Add fixed charges excluding capitalized interest	604	721
Add distributed income of equity investees	89	—

Total Earnings Available for Fixed Charges	$14,665	$13,374

Fixed charges:
Interest expensed	$604	$721

Total fixed charges	$604	$721

Ratio of Earnings to Fixed Charges	24.3×	18.5×